HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                  July 26, 2007

Tara Harkins
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Security Devices International Inc.
            Registration Statement on Form SB-2
            File No. 333-143301

      This office represents Security Devices International Inc. (the "Company"). Amendment #1 to the Company's registration statement has been field with the Commission. This letter provides the Company's responses to the comments received from the Staff by letter dated June 21, 2007. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter. The letters "FS" under the page number column are references to pages in the Company's November 30, 2006 financial statements. The letters "FSQ" under the page number column are references to pages in the Company's May 31, 2007 financial statements.

                                                                     Page Number
                                                                    -----------

C-1 Since the accountants are not being paid on a contingency basis the disclosure required by Item 509 of Regulation S-B is not required.


C-2     Comment complied with.                                                7

C-3     Comment complied with.                                         FSQ 1-11

C-4     Comment complied with.                                             FS-3

C-5     Comment complied with.                                             FS-3

C-6     Comment complied with.                                         14, FS-8
                                                                            FS-9

C-7     Comment complied with.                                             FS-8

C-8     Comment complied with.                                       FS-8, FS-9

C-9     Comment complied with.                                            FS-11

C-10    Comment complied with.                                            FS-14

C-11    Comment complied with.                                            FS-15

C-12    Comment complied with.                                            FS-15

C-13    Comment complied with.                                            FS-18

C-14    Comment complied with.                                     FS-19, FS-20

C-15    Comment complied with. When these shares were
        issued in March 2005 there were no contingencies
        associated with their issuance. The agreement
        relating to the potential cancellation of these
        shares was signed in 2006.                                        FS-22

C-16    Comment noted.

C-17    Comment complied with.                                            FSQ-8

C-18    Since the prospectus will not reference the
        accountants as experts there is no need for the
        accountants to refer to their firm as "Experts"                  Exhibit
        in their consent.                                                  23.2

C-19    Comment noted.

C-20,   The proposed  modification  to the "Controls and
21, 22 Procedures" section of the Company's 10-K and 10-Q reports is shown below:

           Sheldon Kales, the Company's Chief Executive and Rakesh Malhotra, the Company's Principal Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this report, and in their opinion the Company's disclosure controls and procedures are effective. There were no changes in the Company's internal controls over financial reporting that occurred during the fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.



                                           William T. Hart

WTH:ap